UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One) [ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year end December 31, 1998

                                       OR


           [   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from       to
                               -----    -----

Commission file number 1-9618



                   NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
                      401(k) PLAN FOR REPRESENTED EMPLOYEES
                   -------------------------------------------
                            (Full Title of the Plan)




                       NAVISTAR INTERNATIONAL CORPORATION
                       ----------------------------------
                         455 North Cityfront Plaza Drive
                             Chicago, Illinois 60611

                 (Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


         Navistar International Transportation Corp. 401(k) Plan for Represented Employees ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan as of December 31, 1998 and 1997, and for the years then ended, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.


                                    EXHIBITS
                                    --------


Exhibit Number               Description                              11-K Page
--------------               -----------                              ---------

     23                      Consent of Deloitte & Touche LLP             E-1


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.



                             Navistar International Transportation Corp.
                             -------------------------------------------
                             401(k) Plan for Represented Employees
                             -------------------------------------

                                       By:   /s/ Mark T. Schwetschenau
                                             -------------------------
                                       Name:     Mark T. Schwetschenau
                                       Title:    Member, Navistar International
                                                 Transportation Corp.
                                                 Pension Fund Investment
                                                 Committee


                                                 June 2, 1999

                                                                      APPENDIX 1

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) PLAN FOR REPRESENTED EMPLOYEES
-------------------------------------------


    TABLE OF CONTENTS                                                     Page
    -----------------                                                     ----

    INDEPENDENT AUDITORS' REPORT                                            1

    FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
    AND FOR THE YEARS THEN ENDED:
       Statements of Net Assets Available for Benefits                      2
       Statements of Changes in Net Assets Available for Benefits           3
       Notes to Financial Statements                                       4-9


    SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1998 AND
    FOR THE YEAR THEN ENDED:
       Schedule of Assets Held for Investment Purposes - Item 27(a)        10
       Schedule of Reportable Transactions - Item 27(d)                  11-12




    All other schedules are omitted because of the absence of the conditions under which they are required.


--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

Navistar International Transportation Corp:

We have audited the accompanying financial statements of the Navistar International Transportation Corp. 401(k) Plan for Represented Employees (the "Plan") as of December 31, 1998 and 1997, and for the years then ended, listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1998 financial statements taken as a whole.


DELOITTE & TOUCHE LLP
May 14, 1999
Chicago, Illinois

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) PLAN FOR REPRESENTED EMPLOYEES
-------------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998 AND 1997
-----------------------------------------------

ASSETS                                                     1998          1997
                                                           ----          ----

INVESTMENTS:
Navistar Pooled Stock Master Trust Fund -
  at market value
  (1998 - 391,992  units of participation,
  cost $2,574,365 and 1997 - 114,903 units of       $   2,939,938  $     756,064
  participation, cost $722,568)
AmericanExpress Trust Collective  Income Fund II
  at market value (1998 - 943,476
  shares, cost $15,539,300 and 1997 - 798,899 shares,
  cost $12,487,596)                                    17,401,048     13,897,125
American Express Trust Equity Index Fund -
  at market value (1998 - 685,317 shares,
  cost $15,597,416 and 1997 - 551,890 shares,
  cost $10,395,878)                                    23,997,051     15,040,117
IDS Selective Fund (Y) - at market value
  (1998 - 1,369,574 shares, cost $12,611,700
  and 1997 - 1,044,121 shares, cost $9,585,517)        12,701,428      9,585,028
IDS New Dimensions Fund (Y) - at market value
  (1998 - 2,049,459 shares, cost $41,752,569
  and 1997 - 1,775,841 shares, cost $32,139,217)       59,116,639     42,375,128
Templeton Foreign Fund - at market value
  (1998 - 646,434 shares, cost $6,313,069
  and 1997 - 597,887 shares, cost $6,044,373)           5,423,581      5,948,980
Participant loans                                       3,864,609      2,870,446
                                                    -------------  -------------
  Total investments                                   125,444,294     90,472,888

RECEIVABLES:
Participant pre-tax contributions                         694,597        715,534
Employer discretionary retirement contributions           110,443         45,281
Employer matching contributions                            11,802              -
                                                    -------------  -------------
Total receivables                                         816,842        760,815
                                                    -------------  -------------

NET ASSETS AVAILABLE FOR BENEFITS                   $ 126,261,136  $  91,233,703
                                                    =============  =============

See notes to financial statements.
--------------------------------------------------------------------------------

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) PLAN FOR REPRESENTED EMPLOYEES
-------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
----------------------------------------------------------

                                                           1998          1997
                                                           ----          ----
ADDITIONS TO NET ASSETS:
Investment income:
  Net realized/unrealized appreciation
    in fair value of investments                      $ 14,856,651  $  8,289,609
  Interest and dividend income                           5,032,735     4,630,658
                                                      ------------  ------------
    Total investment income                             19,889,386    12,920,267

Participant pre-tax contributions                       21,563,340    16,431,536
Employer discretionary retirement contributions            110,443        45,281
Employer matching contributions                             37,688             -
Rollovers from other qualified plans                       728,825       427,515
                                                      ------------  ------------
    Total additions to net assets                       42,329,682    29,824,599
                                                      ------------  ------------


DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants                            6,643,153     3,484,833
Transfers to other qualified plans - net                   659,096       545,079
                                                      ------------  ------------
    Total deductions from net assets                     7,302,249     4,029,912
                                                      ------------  ------------
      Net increase                                      35,027,433    25,794,687


NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                                     91,233,703    65,439,016
                                                      ------------  ------------
  END OF YEAR                                         $126,261,136  $ 91,233,703
                                                      ============  ============


See notes to financial statements.
--------------------------------------------------------------------------------

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) PLAN FOR REPRESENTED EMPLOYEES
-------------------------------------------


NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------

 1.      DESCRIPTION OF THE PLAN

         The following description of the Navistar International Transportation Corp. 401(k) Plan for Represented Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

         General - The Plan is sponsored by Navistar International Transportation Corp. (the "Company") to provide savings and retirement benefits for certain eligible represented employees of the Company and of certain of its affiliates participating under the Plan. The Plan is offered to eligible Company employees who are represented by a labor organization under a collective bargaining agreement who have met certain seniority or service requirements under the terms of their respective bargaining agreements. The Plan was established October 1, 1991. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         The Trustee, American Express Trust, is authorized to hold and invest the assets of the Plan in accordance with the provisions of the Trust Agreement between the Company and the Trustee. Administrative expenses are paid by the Company.

         Contributions - Contributions may be made to the Plan only on a pre-tax basis. Pre-tax salary reduction contributions to the Plan are subject to annual maximum limits equal to the lesser of 18 percent of a participant's annual compensation or a prescribed dollar amount, indexed for inflation ($10,000 for 1998 and $9,500 for 1997). Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants for any other purpose than their rollover account; however, no pre-tax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan. Participant salary reduction contributions and rollover contributions are fully vested immediately.

         For the 1998 and 1997 Plan years, certain collective bargaining agreements provide for an Employer Retirement Contribution. This contribution is employer-provided and is allocated among eligible members of the applicable bargaining unit based on the participant's age at year-end and eligible compensation as follows:

                       Age                                Percent Contributed
                       ---                                -------------------
                   Under 30                                       1.75
                   30 through 39                                  2.75
                   40 through 49                                  3.75
                   50 and over                                    4.75

         The amount credited to an eligible participant's account is subject to a five-year cliff vesting schedule. Non-vested contributions are forfeited when a participant retires or terminates service. Such forfeitures will be used to offset future Company contributions.

         Investment Options - Participants may direct the investment of their account assets as follows:

             o American Express Trust Collective Income Fund II is a collective investment fund which invested in a diversified pool of investment contracts varying in maturity date, size and yield, and short-term cash instruments.

             o American Express Trust Equity Index Fund is a collective investment fund which invested primarily in nearly all of the same stocks as are in the Standard & Poor's 500 stock index.

             o IDS Selective Fund (Y) is a mutual fund which invested primarily in investment grade corporate bonds, government bonds, and other debt securities.

             o    IDS New  Dimensions  Fund (Y) is a  mutual fund which invested
                  primarily  in common   stocks  of  United   States  companies.

             o Templeton Foreign Fund is a mutual fund which invested primarily in common stocks and other securities of companies and governments outside the United States.

             o Navistar International Corporation Common Stock Pooled Fund is a pool consisting primarily of Navistar International Corporation Common Stock and a small amount of short-term cash investments. Navistar International Corporation ("Navistar") is the parent of the Company.

                  The shares of Navistar International Corporation and the units of a money market fund are pooled in a master trust and represented by units of the Navistar Stock Pool (the "Pool"). The value of each unit of the Pool is represented in terms of "net asset value" ("NAV"). The NAV per unit of the Pool is determined by dividing the value of all assets of the Pool by the total number of outstanding units of the Pool.

                  The plans participating in the Master Trust Fund are allocated units of the Pool based on their respective percent interest and share in the assets of the Pool, investment income generated by assets of the Pool, and the gains/losses of the assets of the Pool by way of the increase/decrease of the NAV of each participating plan's allocated units of the Pool. Except for the fact that each participating plan may hold a different number of units of the Pool, each participating plan shares equally in the assets and investment experience of the Pool since the same NAV applies to all units of the Pool.

                  The participating plans in the Master Trust Fund and their percent interest as of December 31, 1998 are as follows:


                       Navistar International Transportation Corp.
                       401(k) Retirement Savings Plan                 70.2%

                       Navistar International Transportation Corp.
                       401(k) Plan for Represented Employees          25.9%

                       Navistar Retirement Accumulation Plan           3.9%

         The following table presents the carrying value of investments of the Master Trust Fund as of December 31, 1998 and 1997 and the components of investment income for the two years then ended.

                                                         1998            1997
                                                         ----            ----

           Cash and cash equivalents                 $   176,042     $   148,796
           Navistar International Corporation
             Common Stock                             11,177,596       5,338,075
                                                     -----------     -----------
           Total investments                         $11,353,638     $ 5,486,871
                                                     ===========     ===========

           Net realized/unrealized appreciation
             in fair value of investments            $ 1,298,552     $ 2,176,820
           Interest and dividend income                   14,174           5,081
                                                     -----------     -----------
           Total investment income                   $ 1,312,726     $ 2,181,901
                                                     ===========     ===========

         Participant Accounts - Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized and unrealized appreciation and depreciation, dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers' fees are charged to participants' accounts as a reduction of the return earned on each investment option.

         Loans to Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their total account balance or $50,000. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from 1 to 5 years, with the exception of loans made for the purchase of a principal residence, which must be repaid in installments over a period of up to 10 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator.

         Payment of Benefits - Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pre-tax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. The Employer Retirement Contribution and investment earnings thereon are not eligible for in-service withdrawal.

         A participant's vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability, or dies. When the participant terminates employment, the account will be distributed if the asset value is $5,000 or less. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until no later than age 65. Accounts are distributed in a single sum. If the account includes 100 or more shares of Navistar Common Stock, the distribution of that portion of the account will be made in the form of full shares of Common Stock and a cash payment for any fractional shares. For accounts with less than 100 shares of Navistar Common Stock, the distribution will be made in cash.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.


        Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


        Investment Valuation & Income Recognition - Participant loans are valued at cost which approximates market value. All other investments are presented at published market values. Security transactions are accounted for on the trade date. Dividend income is accrued on the ex-dividend date.

        Unrealized appreciation or depreciation on investments is determined by comparing the fair value of the separate funds at the current year-end, net of contributions made during the year, to their respective fair values at the preceding year-end. Realized gains or losses are determined by comparing net sales proceeds to the fair value of the investment at the preceding year-end.

        Participant Withdrawals - As of December 31, 1998 and 1997, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

3.      TAX STATUS OF THE PLAN

        The Internal Revenue Service has issued a favorable determination letter, dated April 1996, that the Plan, as then designed, qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "Code"). The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, thus, the Plan and related trust are exempt from federal income taxes under Section 501(a) of the Code as of the financial statement date. Therefore, no provision for income taxes is included in the Plan's financial statements.

4.      AMENDMENT OR TERMINATION OF THE PLAN

        Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend, or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated, the interest of each participant in the funds will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

5.      INVESTMENTS EXCEEDING 5 PERCENT OF NET ASSETS AVAILABLE FOR BENEFITS

        The Plan's investments which exceeded 5 percent of net assets available for benefits as of December 31, 1998 and 1997 are as follows:

                                                         1998          1997
                                                         ----          ----

        American Express Trust
          Collective Income Fund II                  $17,401,048   $13,897,125
        American Express Trust Equity Index Fund      23,997,051    15,040,117
        IDS Selective Fund (Y)                        12,701,428     9,585,028
        IDS New Dimensions Fund (Y)                   59,116,639    42,375,128
        Templeton Foreign Fund                             *         5,948,980

        *This investment did not exceed 5 percent of the net assets available for benefits as of December 31, 1998.

6.      BY FUND INFORMATION

        Investment income, participant contributions, employer retirement contributions, benefits paid to participants and transfers to other qualified plans, by separate investment fund, are as follows for the years ended December 31, 1998 and 1997:

                                                        1998            1997
                                                        ----            ----
        Net realized/unrealized appreciation
         (depreciation) in fair value of investments:
            Navistar Pooled Stock
              Master Trust Fund                     $   382,834     $    74,030
            American Express Trust
              Collective Income Fund II                 900,248         758,946
            American Express Trust
              Equity Index Fund                       4,977,324       3,055,635
            IDS Selective Fund (Y)                      100,891          75,714
            IDS New Dimensions Fund (Y)               9,374,824       4,671,179
            Templeton Foreign Fund                     (879,470)       (345,895)
                                                    -----------     -----------
        Total                                       $14,856,651     $ 8,289,609
                                                    ===========     ===========

        Interest and dividend income:
            Navistar Pooled Stock
              Master Trust Fund                     $     6,518     $     1,246
            American Express Trust
              Collective Income Fund II                  42,481          40,309
            American Express Trust
              Equity Index Fund                          56,309          27,855
            IDS Selective Fund (Y)                      780,827         663,165
            IDS New Dimensions Fund (Y)               3,546,783       3,237,896
            Templeton Foreign Fund                      599,817         660,187
                                                    -----------     -----------
        Total                                       $ 5,032,735     $ 4,630,658
                                                    ===========     ===========

        Participant pre-tax contributions:
            Navistar Pooled Stock
              Master Trust Fund                     $   481,640     $    76,197
            American Express Trust
              Collective Income Fund II               2,886,836       2,566,017
            American Express Trust
              Equity Index Fund                       4,815,006       2,957,583
            IDS Selective Fund (Y)                    2,178,586       1,835,475
            IDS New Dimensions Fund (Y)               9,324,634       7,192,882
            Templeton Foreign Fund                    1,876,638       1,803,382
                                                    -----------     -----------
        Total                                       $21,563,340     $16,431,536
                                                    ===========     ===========

                                                        1998            1997
                                                        ----            ----
           Employer discretionary retirement
             contributions:
             Navistar Pooled Stock
               Master Trust Fund                    $    11,074     $     2,457
             American Express Trust
               Collective Income Fund II                 65,099          31,897
             American Express Trust
               Equity Index Fund                          8,270           2,415
             IDS Selective Fund (Y)                       5,089           1,601
             IDS New Dimensions Fund (Y)                 14,833           4,592
             Templeton Foreign Fund                       6,078           2,319
                                                    -----------     -----------
           Total                                    $   110,443     $    45,281
                                                    ===========     ===========

           Employer matching contributions:
             Navistar Pooled Stock
               Master Trust Fund                    $     6,625     $         -
             American Express Trust
               Collective Income Fund II                  7,210               -
             American Express Trust
               Equity Index Fund                          6,161               -
             IDS Selective Fund (Y)                       3,291               -
             IDS New Dimensions Fund (Y)                 11,633               -
             Tempelton Foreign fund                       2,768               -
                                                    -----------     -----------
           Total                                    $    37,688     $         -
                                                    ===========     ===========

           Benefits paid to participants:
             Navistar Pooled Stock
               Master Trust Fund                    $     7,400     $         -
             American Express Trust
               Collective Income Fund II              1,686,781         905,365
             American Express Trust
               Equity Index Fund                      1,084,921         464,468
             IDS Selective Fund (Y)                     639,581         476,847
             IDS New Dimensions Fund (Y)              2,848,697       1,349,941
             Templeton Foreign Fund                     249,536         195,847
             Participant loans                          126,237          92,365
                                                    -----------     -----------
           Total                                    $ 6,643,153     $ 3,484,833
                                                    ===========     ===========


           Transfers to other qualified
             plans - net:
             Navistar Pooled Stock
               Master Trust Fund                    $     2,519     $         -
             American Express Trust
               Collective Income Fund II                 70,812          59,526
             American Express Trust
               Equity Index Fund                        128,490          66,938
             IDS Selective Fund (Y)                      42,675          72,832
             IDS New Dimensions Fund (Y)                274,238         255,715
             Templeton Foreign Fund                      96,739          63,788
             Participant loans                           43,623          26,280
                                                    -----------     -----------
           Total                                    $   659,096     $   545,079
                                                    ===========     ===========

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) PLAN FOR REPRESENTED EMPLOYEES
-------------------------------------------

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a), DECEMBER 31, 1998
-----------------------------------------------------------------------------------------------------------------------------------


                                                        DESCRIPTION OF INVESTMENT,
                                                        INCLUDING MATURITY DATE,
          IDENTITY OF ISSUE, BORROWER,                  RATE OF INTEREST, COLLATERAL,
(1)       LESSOR OR SIMILAR PARTY                       PAR OR MATURITY VALUE                          COST            MARKET VALUE
          -----------------------------------------     -------------------------------------          ----            ------------

 *        Navistar Pooled Stock Master Trust Fund       391,992  units of participation          $  2,574,365         $   2,939,938

          American Express Trust Collective Income      943,476  shares of beneficial
             Fund II                                    interest, collective investment fund       15,539,300            17,401,048


          American Express Trust Equity Index Fund      685,317 shares of beneficial
                                                        interest, collective investment fund       15,597,416            23,997,051


          IDS Selective Fund (Y)                        1,369,574 shares of beneficial
                                                        interest, mutual fund                      12,611,700            12,701,428


          IDS New Dimensions Fund (Y)                   2,049,459 shares of beneficial
                                                        interest, mutual fund                      41,752,569            59,116,639


          Templeton Foreign Fund                        646,434  shares of beneficial
                                                        interest, mutual fund                       6,313,069             5,423,581


          Participant Loans                             Interest rates ranging
                                                          from 6.67% - 9.73%
                                                          (maturing 1999 through 2008)              3,864,609            3,864,609
                                                                                                 ------------         ------------
          TOTAL INVESTMENTS                                                                      $ 98,253,028         $125,444,294
                                                                                                 ============         ============

(1)  An asterisk indicates a party-in-interest

-----------------------------------------------------------------------------------------------------------------------------------

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) PLAN FOR REPRESENTED EMPLOYEES
-------------------------------------------

SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d)
YEAR ENDED DECEMBER 31, 1998
-----------------------------------------------------------------------------------------------------------------------------------


Single Transactions Exceeding 5% of Value - No transactions qualified for this section.

Series of Transactions with Same Broker Exceeding 5% of Value:

                                                                 Number      Number
                                              Description          of          of                                       Net Gain
        Identity of Issue                       of Asset        Purchases     Sales     Purchases         Sales          (Loss)
---------------------------------------       -------------     ---------     -----     ----------        -----         --------
Navistar Pooled Stock Master Trust Fund       Company Stock        135                  $3,480,972
Navistar Pooled Stock Master Trust Fund       Company Stock                     67                      $1,679,931       $50,757

Note: The above list of reportable  transactions,  provided  by American  Express  Trust,  was determined by comparing  the  current value of the  transactions,  or series of  transactions,  on the transaction  date(s),  with 5 percent of the current value of the Trust assets at the beginning of the Plan year; and, as such, may  include transactions  which represent 5 percent of  the assets of the Trust, but may not represent  transactions which represent 5 percent of Plan assets.

------------------------------------------------------------------------------------------------------------------------------------

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) PLAN FOR REPRESENTED EMPLOYEES
-------------------------------------------

SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d)
YEAR ENDED DECEMBER 31, 1998 (continued)
------------------------------------------------------------------------------------------------------------------------------------


Series of Transactions in Same Security Exceeding 5% of Value:

                                                                         Number        Number
                                    Description                           of            of                            Net Gain
    Identity of Issue                 of Asset           Purchases       Sales       Purchases         Sales           (Loss)
--------------------------          -------------        ---------       -----      -----------        -----         ----------
IDS New Dimensions Fund (Y)         Mutual Fund             107                     $14,253,009
IDS New Dimensions Fund (Y)         Mutual Fund                           149                        $6,883,388      $2,246,663

IDS Selective Fund (Y)              Mutual Fund             246                       4,589,914
IDS Selective Fund (Y)              Mutual Fund                           108                         1,574,412          10,673

Templeton Foreign Fund              Mutual Fund              57                       2,663,392
Templeton Foreign Fund              Mutual Fund                           155                         2,309,316         (85,377)

American Express Trust              Collective
  Collective Income Fund II           Investment Fund       118                       6,215,022
American Express Trust              Collective
  Collective Income Fund II           Investment Fund                     112                        3,614,665          451,350

American Express Trust              Collective
  Equity Index Fund                   Investment Fund       123                       7,118,761
American Express Trust              Collective
  Equity Index Fund                   Investment Fund                     106                        3,139,153        1,221,928

Navistar Pooled Stock
  Master Trust Fund                Company Stock            135                       3,480,972
Navistar Pooled Stock
  Master Trust Fund                Company Stock                          67                         1,679,931           50,757

Note: The above list of reportable  transactions,  provided  by American  Express Trust,  was  determined  by comparing  the current value of the transactions, or series of  transactions,  on  the  transaction  date(s),  with 5 percent of the current value of the Trust assets at the beginning of the Plan year; and, as such, may  include  transactions which  represent 5 percent of the assets of the Trust, but may not represent  transactions which represent 5 percent of Plan assets.

------------------------------------------------------------------------------------------------------------------------------------